TRANSGLOBE ENERGY CORPORATION

OPERATIONS UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, April 6, 2022 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an operations update. All dollar values are expressed in US dollars unless otherwise stated.

OVERVIEW

•	Production averaged 12.4 MBoepd in Q1, 2022 (See "Oil & Gas Advisories" for production by product type);
•	Two 100% working interest (one 2-mile, one 1-mile) Canada Harmattan horizontal Cardium reservoir development wells were drilled in Q1, 2022;
•	Drilled and cased three Egypt Eastern Desert development wells in Q1, 2022;
•	Production has been restored at the South Ghazalat SGZ-6X well;
•	A cargo of Egypt crude oil is scheduled to lift through the end of April and into early May;
•	The Company ended Q1, 2022 with ~$37 million cash.

RANDY NEELY, PRESIDENT AND CEO’S STATEMENT

“We achieved a solid operational start to the year with drilling in both Egypt and Canada generating production in line with guidance, and we have opportunistically retained the Canadian rig to accelerate the budgeted seven well drilling program as demand for services and equipment increases.

Corporately, a second quarter lifting is a testament to the continued alignment between Egyptian General Petroleum Corporation (“EGPC”) and ourselves following the signing of the merged concession agreement in January 2022. We continue to work closely with EGPC to finalize the effective date adjustment to be paid to TransGlobe.

With operations well in hand, the reinstated dividend, continued strong commodity prices, and a distribution policy to allocate a minimum of 75% of our annual free cash flow to shareholders through dividends and share buybacks, TransGlobe’s outlook for 2022 and beyond is very encouraging.”

PRODUCTION

Production Summary (WI before royalties and taxes):

(Boepd)	Q4 2021	Jan 2022	Feb 2022	Mar 2022	YTD Average
Egypt	10,065	10,094	9,993	10,042	10,045
Canada	2,697	2,197	2,477	2,404	2,355
Total	12,762	12,291	12,470	12,446	12,400

* See "Oil & Gas Advisories" for production by product type.

Corporate production in Q1 remains in line with 2022 annual guidance of 12.4-13.4 MBoepd. In Egypt production was impacted by poor weather in February and higher water cuts than anticipated at South Ghazalat. As expected, Canadian base production declined over the quarter with the fall-off in initial flush production from the horizontal wells brought onstream in Q4, 2021. Canadian production was also restricted in January and February due to extreme cold weather, while the planned shut-in of the highly productive 4-2 horizontal well during drilling operations on the 15-11 surface location negatively impacted March production.

OPERATIONS UPDATE

Arab Republic of Egypt

Eastern Desert (100% WI)

The Company continued to use the EDC-64 rig in its Eastern Desert drilling campaign, managing to drill and case three additional development wells in K-Field, Arta Field and NWG-Field during the quarter.

The K-68 well, drilled at the end of 2021, was completed in the Asl-A reservoir in January as previously reported in the Company’s January 10, 2022, operations update. It is currently producing at a rate of 156 Bopd (heavy crude, field estimate).

K-67 was drilled to a total depth of 1,440 meters, and was fully logged and evaluated. The well encountered an internally estimated 16 meters of net oil pay in the Asl-A and 17 meters of net oil pay in the Asl-B.  The well was completed in the Asl-B and is currently on production at a rate of 174 Bopd (heavy crude, field estimate).

Arta-76 was drilled to a total depth of 1,074 meters and was fully logged and evaluated.  The well encountered an internally estimated 12 meters of net oil pay in the Nukhul reservoir.

NWG-1E was drilled to a total depth of 1,219 meters and encountered 9 meters of oil pay in the Nukhul reservoir after being fully logged and evaluated.

Both Arta-76 and NWG-1E will be stimulated as part of a multi-well stimulation campaign in Q2, 2022, subsequent to which they will be put on production.

The K-71 well was drilled to a total depth of 1,448 meters and was fully logged and evaluated.  The well encountered an internally estimated 19 meters of net oil pay in the Asl-A reservoir and 23 meters of net oil pay in the Asl-B reservoir.  The well is currently being completed and will be put on production in April 2022.

Following K-71, the EDC-64 rig will move to the K-78 well.

The Company is currently working to proactively mitigate potential supply chain issues brought about by the conflict in Ukraine and the resultant sanctions by engaging alternative materials suppliers.  To date, TransGlobe’s operations have not been impacted by any material shortages.

Western Desert – South Ghazalat (100% WI)

Following the cessation of natural flow of SGZ-6X well at South Ghazalat in December 2022 due to low reservoir pressure, a rigless artificial lift system was successfully deployed to restore production. On artificial lift, the lower Bahariya reservoir at SGZ-6X is currently producing at 88 Bopd of light crude oil with an 89% watercut (field estimate).

Canada

Two 100% working interest (one 2-mile, and one 1-mile) Harmattan horizontal Cardium reservoir wells were drilled in the South Harmattan area of our Canada land holdings, with stimulation and equipping anticipated in June 2022.

The Company has moved the rig on the 15-11 surface location in anticipation of spudding another 100% working interest 2-mile Harmattan horizontal Cardium reservoir well in mid-April, to take advantage of a favorable rig rate and rig availability.

CORPORATE

The Company has a cargo of Gharib blend crude scheduled to ship at the end of April through early May, with proceeds expected in June, 2022.

TransGlobe ended Q1, 2022 with ~$37 million of cash and $3.1 million outstanding under its RBL facility.

An updated corporate presentation has been posted to the Company’s website.

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000

Shore Capital (Joint Broker) Toby Gibbs John More	+44(0) 20 7408 4090

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", “strengthened”, “confidence”, "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, that the Agreement will be signed by all parties and the anticipated timing thereof; that the first modernization payment and signature bonus will be paid and the anticipated timing thereof; the Company's goal to maximize its free cash flow and accelerate the maturation of contingent resources into reserves; the anticipated shipment of the Company's cargo of Gharib blend crude; the Company's expectations that it will be able to fund its 2022 capital program through free cash flow generated by operations; that the Company will revisit its dividend policy and the anticipated timing thereof; that the Company's balance sheet will strengthen in the coming months; the anticipated timing of when Arta-76, NWG-1E and K-71 will be completed and put on production; the Company's expectation that it will maintain a single drilling rig plus a light rig for well maintenance / recompletion activities in the Eastern Desert throughout 2022; the Company's expectations that further development activities in the South Harmattan area will be focused on increasing production and reducing uncertainty; prospects being targeted by the Company; rig mobilization plans; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, that the Agreement will be signed by all parties; that the first modernization payment and signature bonus will be paid; anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; that TransGlobe will revisit its dividend policy; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, the Company will not be able to maximize its free cash flow and accelerate the maturation of contingent resources into reserves; that the Company's balance sheet will not strengthen in the coming months; operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

The Company's future dividend payments, if any, and the level thereof is uncertain. Any decision to implement a divided policy or pay dividends will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance that dividends will be paid in the future.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Further, this press release includes estimates of pay thickness and production rates in the K-Field, Arta-Field and NWG-Field in the Eastern Desert of Egypt (100% WI), which are considered to be anticipated results or information that indicate the potential value or quantities of resources under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities because the disclosure in question may, in the opinion of a reasonable person, indicate the potential value or quantities of resources in respect of the Company's resources or a portion of  its  resources. Such estimates have been prepared internally by management of TransGlobe and have not been prepared or reviewed by an independent qualified reserves evaluator or auditor.  Anticipated results are subject  to  certain  risks  and  uncertainties,  including  those  described  above under "Advisory on Forward-Looking Information and Statements" and various geological, technical,  operational,  engineering,  commercial,  and  technical  risks, including, but not limited to, the risk that TransGlobe's exploration and development drilling and related activities may provide different results; the risk that TransGlobe may encounter unexpected drilling results; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas; delays in anticipated timing of drilling and completion of wells; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and the risk that if any resources are discovered that it will not be commercially viable to produce any portion thereof. In addition, the geotechnical analysis and engineering to be conducted in respect of such resources is not complete. Such risks and uncertainties may cause the anticipated results disclosed herein to be inaccurate. Actual results may vary, perhaps materially. There is no certainty that TransGlobe will achieve the anticipated results from the K-Field and H-Field in the Eastern Desert of Egypt or that any resources will be discovered. If discovered, there is also no certainty that it will be commercially viable to produce any portion of the resources.

References in this press release to initial production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will continue production and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that production test results and initial production results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

Bopdbarrels of oil per day

Boepdbarrels of oil equivalent per day

Bpdbarrels per day

BOEbarrel of oil equivalent

Boepdbarrels of oil equivalent per day

MBoepdthousand barrels of oil equivalent per day

MCFDthousand cubic feet per day

WIworking interest

Production Disclosure (WI before royalties and taxes)

	Light and Medium Crude	Heavy Crude	Conventional Natural Gas	Natural Gas Liquids	Total
	Bopd	Bopd	MCFD	Bpd	Boepd
Q1-2022 Production
Egypt	997	9,048			10,045
Canada	821		4,598	768	2,355
Total	1,818	9,048	4,598	768	12,400

MAR-2022 Production
Egypt	997	9,045			10,042
Canada	780		4,838	818	2,404
Total	1,777	9,045	4,838	818	12,446

FEB-2022 Production
Egypt	992	9,001			9,993
Canada	871		4,483	859	2,477
Total	1,863	9,001	4,483	859	12,470

JAN-2022 Production
Egypt	1,002	9,092			10,094
Canada	817		4,462	636	2,197
Total	1,819	9,092	4,462	636	12,291

Q4-2021 Production
Egypt	840	9,225			10,065
Canada	1,176		4,832	716	2,697
Total	2,016	9,225	4,832	716	12,762